Registration Statement No. 333-19877
                                                      Rule 424(b)(1)

                          FORTUNE PETROLEUM CORPORATION
                                 EXCHANGE OFFER
                      SUPPLEMENT NO. 2 TO PROSPECTUS DATED
                                DECEMBER 2, 1996

    Fortune Petroleum Corporation ("Fortune" or the "Company") hereby amends its Prospectus dated December 2, 1996, as previously supplemented by Supplement No. 1 dated January 22, 1997, pursuant to which the Company made an offer to the holders of its Convertible Subordinated Debentures due December 31, 1997 (the "Debentures") to exchange such Debentures for shares of the Company's Common Stock and Common Stock Warrants. This supplement must be read in conjunction with the Prospectus, as previously supplemented, a copy of which was recently forwarded to each Debentureholder.

CHANGE IN TERMS

    The terms of the Revised Exchange Offer are hereby further amended as follows:

1. The Company has eliminated the 80% minimum acceptance level for the Exchange Offer. The Company will accept any and all Debentures tendered in the Exchange Offer. (See "Waiver of 80% Minimum Acceptance Level" and "Dilution and Capitalization" for a description of the effect of such a reduction.)

2. This amended offer will expire at 5:00 P.M., Houston, Texas time, February 26, 1997 (ten business days after the effective date of this Supplement No. 2 to the Prospectus). The Company, at its sole discretion, may extend the expiration of the Exchange Offer for additional periods aggregating not more than seven business days in total (not beyond March 7, 1997).

    Except as modified hereby, all other terms and conditions of the Exchange Offer remain the same as set forth in the Supplemented Prospectus dated January 22, 1997. (See "Revised Exchange Offer" in the Supplemented Prospectus.) Further, the federal income tax consequences of an exchange of Debentures for shares of Common Stock and Exchange Warrants remain the same as described in the Prospectus. (See "Certain Federal Income Tax Considerations" in the Prospectus.)

     To the extent any Debentureholder has previously tendered any shares in the Exchange Offer, the tendering Debentureholder will be given the right to rescind his or her tender. If such tender is not rescinded by 5:00 P.M., Houston, Texas time, February 26, 1997, it will be deemed accepted on the above revised terms.

       THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                                IN THE PROSPECTUS

         THIS EXCHANGE OFFER EXPIRES AT 5:00 P.M., HOUSTON, TEXAS TIME,
                                FEBRUARY 26, 1997

    THE DATE OF THIS SUPPLEMENT NO. 2 TO THE PROSPECTUS IS FEBRUARY 12, 1997

WAIVER OF 80% MINIMUM ACCEPTANCE LEVEL

     The Company has waived the 80% minimum for the following reasons, among others: (1) the Company wishes to cut off the Exchange Offer at the earliest possible date in order to refocus all of its efforts on its operations; (2) management of the Company does not believe that there is any financial necessity for any particular amount of Debentures to be exchanged; (3) the Company is happy to accept as shareholders any of the Debentureholders who wish to exchange their Debentures for Common Stock and Exchange Warrants on terms more favorable than those provided for in the original Indenture; and (4) the 80% minimum was based on discussions with the Co-Conversion Agents as to what they estimated would be the minimum principal amount of Debentures that would be exchanged in the Exchange Offer and was not a minimum that satisfied a financial necessity for the Company.

DILUTION AND CAPITALIZATION

    The non-cash debt conversion expense which the Company expects to incur in connection with the Exchange Offer is estimated to be $896,000, assuming conversion of all of the Debentures. At the date hereof, the Company has received tenders of $658,000 principal amount of Debentures (or 38%). If no additional Debentures are tendered (and no tenders are rescinded), the non-cash debt conversion expense would be $342,000 (assuming a market price for Fortune Common Stock of $3.00 per share). The "As Adjusted" columns in the following table reflects the effect of recording this estimated non-cash debt conversion expense. See "Capitalization" in the Prospectus. At September 30, 1996, the pro forma effect of the Revised Exchange Offer terms on the capitalization of the Company would be as follows:

                                                               SEPTEMBER 30, 1996
                                          -----------------------------------------------------------
                                               ACTUAL                   AS ADJUSTED(1) (2)
                                          -----------------    --------------------------------------
                                                               38% CONVERSION(3)     100% CONVERSION
                                          -----------------    -----------------    -----------------
Current liabilities (including
  current portion of long term
  debt) ...............................   $       1,842,000    $       1,842,000    $       1,842,000
                                          =================    =================    =================
Long-term debt (excluding
  current portion) ....................   $       1,680,000    $       1,039,000    $            --
                                          -----------------    -----------------    -----------------
Stockholders' equity
    Preferred stock, $1.00 par value,
      2,000,000 shares authorized,
      none outstanding
    Common stock, $.01 par value,
      40,000,000 shares authorized,
      11,431,664 shares outstanding
      at September 30, 1996, 12,050,276
      shares outstanding after 38%
      Debenture Conversion and
      12,385,314 shares outstanding
      after 100% Debenture Conversion .   $         114,000    $         120,000    $         124,000

  Additional paid-in capital ..........   $      28,101,000    $      30,202,000    $      31,752,000

  Accumulated deficit .................   $     (16,008,000)   $     (16,350,000)   $     (16,904,000)
                                          -----------------    -----------------    -----------------
  Net stockholders' equity ............   $      12,207,000    $      13,972,000    $      14,972,000
                                          -----------------    -----------------    -----------------
  Total capitalization ................   $      13,887,000    $      15,011,000    $      14,972,000
                                          =================    =================    =================

----------------
(1) Assumes conversion of Debentures but not the exercise of any Exchange Warrants or Co-Conversion Agent warrants.
(2) The pro forma amounts have been adjusted to give effect to a private placement equity transaction completed by the Company in December 1996 wherein the Company sold 412,000 Common Shares and received net proceeds of $1,149,480.
(3) These amounts are based on the $658,000 principal amount (or 38%) of Debentures tendered as of the date hereof.

                                      S2-2

     As a result of the change in terms of the Exchange Offer, and assuming conversion of all of the Debentures and after giving effect to the private placement of equity referred to in the capitalization table above, the net tangible book value of the Company at September 30, 1996 would have been $1.21 per share of Common Stock ($1.17 per share assuming conversion of 50% of the Debentures). This represents an increase in net tangible book value to existing stockholders and a substantial dilution to new investors acquiring Common Stock through the conversion of their Debentures.

    If 38% of the Debentures is tendered and accepted by the Company, the Company's total outstanding debt would be $2,142,000 as of February 10, 1997. All of the outstanding debt is due in 1997. This amount is comprised of $1,100,000 of bank debt, which requires monthly principal reductions of $75,000 per month, with the remaining balance due October 1, 1997. The remainder of the debt is attributable to the Debentures which are due December 31, 1997. As of February 10, 1997, the Company's cash and current assets exceeded the sum of its current liabilities and the $2,142,000 total outstanding debt which would be outstanding if 38% of the Debentures are tendered and accepted. In addition, the Company has positive cash flow from operations and believes that its current capital commitments for 1997 do not exceed its estimated cash flow from operations for 1997. Accordingly, the Company believes that it will have the financial resources in 1997 to pay its liabilities as they become due. However, there can be no assurance that the cash flow from operations will continue at current levels. These statements are forward looking statements within the meaning on Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statements. It is important to note that the Company's actual results could differ materially from those in such forward looking statements. Some of the factors that could cause actual results to differ materially are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Prospectus.

ADDITIONAL RISK FACTORS

    Debentureholders should consider the following risk factors in addition to those set forth on page 6 of the Prospectus:

    (1) Debentureholders who elect to tender their Debentures in the revised Exchange Offer pursuant to this Supplement No. 2 will be exchanging debt for Common Stock and Exchange Warrants in a more highly leveraged company than was anticipated in the original Exchange Offer. (See "Dilution and Capitalization" above) While the Debentures are unsecured, they do bear interest which is paid semiannually and are due and payable December 31, 1997. Therefore, any Debentureholder who exchanges will lose the right to receive interest.

    (2) No assurance can be given that the Company will have the financial resources to repay the Debentures at maturity, but in the event of a default, the Debentureholders have the right, under certain conditions, to elect two directors to the Board of Directors of the Company. The Common Stock does not afford rights in the same manner to the Debentureholders once they become stockholders of the Company.

    (3) It is unlikely that the Company will pay dividends on the Common Stock in the foreseeable future, and there is no obligation to redeem any of the Common Stock. Therefore, unless stockholders are able to sell their shares of Common Stock on the AMEX or other market, they may not be able to monetize their investment. While there is currently little or no market for the Debentures, they are due and payable December 31, 1997.

                                      S2-3

RECENT STOCK PRICE

   Since January 1, 1997, the high and low closing prices of the Common Stock and the Public Warrants on the AMEX have been as follows:

                                      COMMON STOCK                WARRANTS
                                      ------------                --------
                                     HIGH      LOW           HIGH         LOW
                                     ----      ---           ----         ---
     1997
         First quarter through
         February 11, 1997          $3-1/4    $2-1/2         $1-3/4     $1-1/4

   On February 11, 1996, the closing price of the Common Stock on the AMEX was $2-5/8 per share. The Exchange Warrants to be received by the Debentureholders who convert will NOT be listed or traded on the AMEX, and no assurance can be given that any market will develop for the Exchange Warrants. (See "Price Range of Common Stock" in the Prospectus.)

                                      S2-4